U. S. Securities and Exchange Commission

Washington, D.C. 20549


Form 10-SB
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities
 Exchange Act of 1934

PARK HILL CAPITAL III CORP.
(Name of Small Business Issuer in its charter)

Nevada                                 84-1492104
(State or other jurisdiction of    (I.R.S. Employer
 incorporation or organization)   Identification No.)

5330 E. 17th Avenue
Denver,  Colorado                       80220
(Address of Principal Office)        Zip Code

Issuer's telephone number:    (303) 394-1187

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

   Common Stock
(Title of class)


PART I -

Item 1.  DESCRIPTION OF BUSINESS

General

        The Company was incorporated under the laws of the State of Nevada on March 2, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

        The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

        At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's officers, directors and non-management principal shareholders named herein, have previously been involved in several transactions involving mergers between an established company and a blind pool or blank check entity, and they have numerous contacts within the field of corporate finance (See Item 5 "Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities"). As a result, they have had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition with a blind pool or blank check company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

        Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

        The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See
"Investigation and Selection of Business Opportunities").  The
Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

        The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

        As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.
If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

        Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

        It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

        The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

        (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

        (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

        (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

        To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

        It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

        It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

        The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management").
Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

        (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

        (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

        (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The
Company - Regulation of Penny Stocks").

        (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

        (5) The extent to which the business opportunity can be advanced;

        (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

        (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

        (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and



        (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

        In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares);
and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

        No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

        Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

        As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

        It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of
Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

        It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

        The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, and from several other blind pool companies formed by Company management (See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities").

Administrative Offices

        The Company currently maintains a mailing address at 5330 E.
17th Avenue, Denver, Colorado 80220, which is the office address of its President. The Company's telephone number there is (303) 394-
1187. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

        The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

        A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

        In particular, the Company's officers, directors and principal shareholders formed eight other blind pool or blank check companies simultaneously with the formation of the Company, which have a structure and a business plan identical to that of the Company. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. The eight other blind pool or blank check companies which were formed at the same time as the Company and have an identical structure and business plan may be considered to be in direct competition with the Company for available business opportunities, but that competition does not currently create a conflict of interest with the Company because each of such companies currently has an identical group of shareholders. However, any additional blind pool or blank check companies formed in the future, which do not have the same shareholders and an identical capital structure as the Company, would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest (See Item 5 - "Directors, Executive Officers, Promoters and Control Persons - Conflicts of Interest").

        It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."



        B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

        C. Regulation of Penny Stocks. The Company's securities, when available for trading, are expected to be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and
15g-7 under the Securities Exchange Act of 1934, as amended.
Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.



        Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

        D. No Operating History. The Company was formed in March, 1999, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

        E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

        F.      Possible Business - Not Identified and Highly Risky.
The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1
"Description of Business."

        G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

        H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

        I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

        J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the

Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

        K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

        L.      Dependence upon Management; Limited Participation
of Management.  The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its
business plan.   Furthermore, the Company will be entirely dependent
upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

        M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

        N. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

        O. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

        P. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

        Q. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

        R.      Loss of Control by Present Management and
Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued
Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

        S. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

        T. Rule 144 Sales. All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total
3,181,000 shares of common stock held by present stockholders of the Company, a total of approximately 3,181,000 shares will become available for resale in accordance with the provisions of Rule 144 commencing in March or April of 2000.

        U.  Blue Sky Considerations.  Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of
Operations.

Liquidity and Capital Resources

        The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $3,770 from its inside capitalization funds.
Consequently, the Company's balance sheet for the period of March
2, 1999 (inception) through December 31, 1999, reflects a current asset value of $2,723 and a total asset value of $2,723 which is all in the form of cash.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

        During the period from March 2, 1999 (inception) through
December 31, 1999, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

        For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

        During its current fiscal year ending December 31, 2000, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

        The Company's existing capital is not expected to be sufficient to enable it to meet its cash needs in conjunction with completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration and payment of costs expected to be incurred in conjunction with efforts to locate a suitable business acquisition candidate. Accordingly, the Company will require additional capital during the current fiscal year.

        As of the date of this registration statement on Form 10SB, the Company has received a commitment from certain investors for the purchase of 300,000 shares of common stock at a price of $.03 per share in a private placement transaction. In the event the Company completes this transaction, it will receive a total of approximately $9,000 of additional capital which it expects will be sufficient to satisfy its cash needs for a period of approximately 12 months.
There is no assurance, however, that such additional funds will be received, or that, if received, they will ultimately prove to be adequate to allow the Company to carry out its business plan and complete a business combination. In addition, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

        Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3.  Description of Property.

        The Company currently maintains a mailing address at 5330 E. 17th Avenue, Denver, Colorado 80220, which is the address of its Secretary/Treasurer. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (303) 394-1187.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

        The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                    %
                                     Number of                     of
Name and                          Shares Owned                  Class
Address                           Beneficially                  Owned
Deborah A. Salerno <F1>
355 South End Avenue, Suite 22B
New York, NY 10280                   1,000,000                     31.44%

Frank L. Kramer <F1>
5330 E. 17th Avenue
Denver, CO  80220                1,150,000<F2>                     36.15%

John P. O'Shea


355 South End Avenue, Suite 22B
New York, NY 10280                   1,000,000                     31.44%

All directors and executive
officers (2 persons)                 2,150,000                     67.59%


<F1>  The person listed is an officer, a director, or both, of the Company.
<F2>  Includes 150,000 shares owned by Mr. Kramer's spouse, of which
Mr. Kramer may be deemed to be the beneficial owner.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

                                       Positions Held
                                                  and
Name                       Age                 Tenure
Deborah A. Salerno          46              President and a Director
                                                    since March, 1999

Frank L. Kramer             57            Secretary, Treasurer and a
                                           Director since March, 1999

        The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

        The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Frank L. Kramer

        Frank Lloyd Kramer, Secretary/Treasurer and a director, obtained his BS in Business Administration from Louisiana State University in 1964. From 1968 through 1981, then from 1987 to
1990, Mr. Kramer was employed by New York Life Insurance
Company in various positions, including agent, sales manager and general manager. From 1981 to 1987, and from 1990 to present, he has been self-employed as a private investor and financial consultant in the Denver area assisting companies in obtaining financing for their business operations. Mr. Kramer has had significant experience in "shell" or "blank check" companies.

        In addition to serving as Secretary/Treasurer and a director of the Company, Mr. Kramer is also currently an officer and director of 8 other corporations which were incorporated on March 2, 1999 and were formed to seek acquisitions. He is the president and director of Park Hill Capital I Corp., Park Hill Capital II Corp., Franklyn Resources I, Inc., Franklyn Resources II, Inc., and Franklyn
Resources III, Inc., and is the Secretary/Treasurer and a director of OSK Capital I Corp., OSK Capital II Corp., and OSK Capital III
Corp.

Deborah A. Salerno

        Deborah A. Salerno, the Company's President and a director, is president (and owner) of DAS Consulting, Inc., a private corporation located in New York City, providing financial consulting services to corporations since 1988.

        Ms. Salerno, who attended Pace University, has also been employed as a trader in the over-the-counter market. (Greentree Securities, October, 1986 through March, 1987); and as Vice President and Syndicate Manager (Yves Hentic & Company, Inc., Jersey City, New Jersey, 1985 through 1986). She was also involved with the risk arbitrage market from 1978 through 1985, and was Vice President of Bodkin Securities (1980 through 1985) and Assistant Options P&S Manager for Ivan F. Boesky, from 1978 through 1980.

        Ms. Salerno has had significant experience with "shell" or "blank check" companies.

        In addition to serving as the Company's President and a director, Ms. Salerno is also currently an officer and director of 8 other corporations which were incorporated on March 2, 1999, and were formed to seek acquisitions. She is the Secretary/Treasurer of Park Hill Capital I Corp., Park Hill Capital II Corp., Franklyn Resources I, Inc., Franklyn Resources II, Inc., and Franklyn Resources III, Inc. She is the President and a director of OSK Capital I Corp., OSK Capital II Corp., and OSK Capital III Corp.

        Ms. Salerno is also currently the Vice President and a director of Strategic Acquisitions, Inc., which was incorporated on October
16, 1989.

Other Blind Pool Activities

        Each of the Company's executive officers, directors, and principal shareholders is also an officer, director and/or principal shareholder of several other blind pool or blank check companies. The Company and each of these other entities will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

        In addition, the Company's officers, directors and certain of its principal shareholders have been affiliated in the past with other blind pool companies. Such other companies and such affiliations are set forth in this section below.


Frank Kramer

        Frank Kramer served as president and a director from 1984 to 1987 of Fi-Tek Corp., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities in 1986.
In 1987, Fi-Tek Corp. acquired Boston Technology, Inc. and moved its operations to Cambridge, Massachusetts. The company has since been acquired by Converse Technology (CMVT). From May 1987 to
November 1988, Mr. Kramer served as president, treasurer, and the chairman of the board of Fi-Tek II, Inc., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities in July 1988. In October 1988, Fi-Tek II, Inc., acquired OnLine Communications, Inc., and moved its operations to San Jose, California. The company subsequently changed its name to OnLine Network, Inc., and has since ceased operations. Mr. Kramer also served, commencing in November 1988, as the president, treasurer and a director of Fi-Tek III, Inc., a Delaware-chartered "blind pool" corporation which completed an offering of securities in September 1989, and which in August 1990 acquired Videoconferencing
Systems, Inc., a Norcross, Georgia-based company. Effective as of the date of acquisition, Mr. Kramer resigned as president and treasurer, but retained his position on the board of directors. The company has since changed its name to VSI Enterprises, Inc. and Mr. Kramer resigned his position as director on July 15, 1991. From February 1987 until December 1989, he was also the treasurer and a director of Bluestone Capital Corp., a Colorado "blind pool" corporation which completed an offering of securities in November
1988 and which moved its operations to Braintree, Massachusetts after acquiring Dialogue, Inc. in December 1989. The company has since ceased operations. Mr. Kramer also served as an officer and director of Catalina Capital Corp. ("Catalina"), a Delaware chartered "blind pool" corporation which completed a public offering of its securities in April 1991 and which moved its operations to Scottsdale, Arizona after acquiring Explore Technology, Inc. ("Explore") in August 1992. Mr. Kramer resigned all positions with Catalina upon the closing of the acquisition of Explore. Explore has since changed its name to Instant Video Technology, Inc. Mr. Kramer also served as president, treasurer, and a director of Fi-Tek IV, Inc., a Delaware chartered "blind pool" corporation which completed an offering of securities in September 1990. During December 1992, Fi-Tek IV completed a reverse acquisition (stock-for-stock exchange) of DBS Network, Inc., a Mill Valley, California-based company, which through its equity ownership of another entity, holds an interest in a permit granted by the Federal Communications Commission for launch and operation of direct broadcast satellites and is otherwise engaged in the automated meter reading business for public utilities from satellites. Fi-Tek IV has since changed its name to DBS Industries, Inc. For approximately a one-month period in October 1990, Mr. Kramer served as a director of Power Capital, Inc., (now known as 1st National Film Corp.), a "blind pool" company which completed a public offering of its securities in November 1989. Mr Kramer is also an officer and director of another "blind pool" company, Fi-Tek V, Inc., which completed a "blind pool" public offering of its securities in January 1992. On June 7, 1999, Fi-Tek IV completed a reverse acquisition with Laidlaw Global Holdings and resigned his position as President. Laidlaw Global Holdings is a provider of global investment and financial services with offices in Miami, Paris, Geneva, Athens, Nassau, Barcelona, Hong Kong, and Singapore. Mr. Kramer was an officer and director of Harbour Capital Corp. which completed a "blind pool" public offering of its securities in October 1993. On
May 16, 1997, the company effected a reverse acquisition (stock-for-stock exchange) with Benefits Administration, Inc. and Telesave Corporation. Mr. Kramer also served as an officer and director of Fi-Tek VI, Inc., a "blind pool" company, from its inception in January 1990 until September 1997, at which time Fi-Tek VI completed a reverse acquisition with Golble Water Technologies (GWT), and Mr. Kramer resigned his positions with Fi-Tek VI. GWT, through its subsidiary PSI and through its subsidiary Applied Water Technologies
(AWT), provides customers with proprietary non-chemical water treatment, and is a world-wide supplier of water towers for the power, refining, chemical HVAC and process industries.

        Frank Kramer is President and a director of Fi-Tek VII, Inc., a Delaware corporation formed to seek acquisitions.

Deborah A. Salerno

        Deborah Salerno has previously been an officer and director of twelve blank check corporations, all of which have completed merger or acquisition transactions. (However, the acquisition transaction of one of the corporations, Strategic Acquisitions, Inc., was subsequently canceled when the acquiree failed to meet certain contractual obligations which were deemed to be conditions precedent.)

        The blank check companies with which Ms. Salerno has been involved have concentrated primarily on companies with plans for expansion and/or the introduction of new products or services; such new products or services were, in some cases, an addition to existing lines of business.

        Ms. Salerno's past and present blank check affiliations are as follows:

        - Formerly President and a director of Amsterdam Capital
Corporation until it acquired Care Concepts, Inc. as of June 16, 1989. (The registration statement for Amsterdam Capital Corporation became effective on January 17, 1989.)

        - Formerly President of East End Investment, Inc., until it acquired The Theme Factory, Inc., as of October 16, 1989. (Ms. Salerno continued to serve as a director of The Theme Factory, Inc., until her resignation in July, 1992. The registration statement for East End Investment, Inc., became effective on September 8, 1989.

        - Formerly President and a director of West End Ventures,
Inc., until January 26, 1990, when it acquired Future Medical
Technologies. (The registration statement for West End Ventures, Inc. Corporation became effective on January 2, 1990.)

        - Formerly President and a director of Sharon Capital
Corporation until it acquired Process Engineers, Inc. as of April 5, 1990. (The registration statement for Sharon Capital Corporation became effective on February 14, 1990.)

        - Formerly President and a director of Fulton Ventures, Inc., until June 16, 1990, when it acquired Triad Warranty Corporation.
(The registration statement for Fulton Ventures, Inc. became effective on April 10, 1990.)

        - Formerly President and a director of Elmwood Capital
Corporation whose registration statement was declared effective on June 27, 1990. Elmwood Capital Corporation acquired U.S.
Environmental Solutions, Inc. as of March 5, 1991 at which time Ms. Salerno ceased acting as an officer or director.

        - Formerly President and a director of Carnegie Capital
Corporation, whose registration statement became effective on February 1, 1991. During November, 1991, Carnegie Capital
Corporation acquired Nevada construction supply, which later changed its name to National Building Supply. Ms. Salerno resigned as President upon the acquisition, but continued in her position as a director until September 29, 1992.

        - Formerly President and a director of Avalon Correctional Services, Inc., which had its registration statement declared area effective on March 26, 1991, and which acquired Southern
Corrections Systems, Inc. on June 15, 1992. The company's name was thereafter changed to Avalon Community Services, Inc., and a post-effective amendment to its registration statement became effective on November 16, 1991.

        - Formerly President and a director of South End Ventures, Inc., whose registration statement became effective on November 15, 1991, South End Ventures completed an acquisition of Shore Group, Inc., a private company located in Philadelphia, Pennsylvania, during December 1992, at which time Ms. Salerno resigned as officer and director. The name of the company has been changed to Shore Group Incorporated.

        - Formerly President and a director of Hard Funding, Inc., a blank check company merged with Marinex and subsequently which merged with Texas Equipment Corp.

        - Ms. Salerno is currently Vice President and a director of Strategic Acquisitions, Inc. which had a registration statement declared effective by the Commission on October 16, 1989.
Subsequently Strategic Acquisitions, Inc. acquired Viatool, Inc., but the transaction was later canceled as the acquiree failed to meet certain terms of the acquisition agreement which were deemed to be conditions precedent. Litigation arising from the transaction was eventually settled. (Substantially all of the unexpended net proceeds of the offering was repaid to the company, and its securities issued in the transaction were also returned.) Ms. Salerno resumed her former positions as Vice President and director upon the settlement of the lawsuits.

        - Former President and director of Bishop Equities, Inc. was registered with the SEC effective March 8, 1999, and completed acquisition of Aethlon Medical on March 3, 1993.

        The officers and directors of the Company may also establish additional blind pool or blank check companies in the future.

Conflicts of Interest

        None of the officers of the Company will devote more than a portion of his or her time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

        Each of the Company's officers and directors is also currently an officer and a director of several other blind pool or blank check companies. See "Other Blind Pool Activities." Although these other companies will, in effect, be in direct competition with the Company for acquisition of available business opportunities, the potential that such competition will create a conflict of interest for the officers and directors of the Company is minimized by the fact that each of the entities currently has substantially the same shareholders, and is expected to continue to have the same shareholders until a business acquisition has been completed.

        As a way of further minimizing any potential conflict of interest in the process of acquisition of available business opportunities, it is the stated policy of the persons who are officers and directors of the Company and of other blind pool or blank check companies, to present the opportunity to the available blind pool or blank check company that has had its securities registered pursuant to
Section 12(g) of the 1934 Act for the longest period of time. In the event that none of the pools is more mature than the others, the officers and directors will arbitrarily assign the particular business opportunity to one of the pool companies. Potential investors should expect that, because of the policy that will be employed by the Company's officers and directors as set forth above, whereby more "mature" pool companies will have business opportunities presented to them first, the Company and its shareholders may have to wait a significant amount of time before an appropriate business opportunity for the Company is identified.

        The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Members of management, and other principal shareholders of the Company, acquired their shares for consideration totalling $3,000 in cash. This consideration is the equivalent of $.001 per share. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

        No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions."
The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

        The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

Item 7.  Certain Relationships and Related Transactions.

        No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

        It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

        The Company does not maintain an office, but it does maintain a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

        Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

        The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

        Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer  Agent

        The Company's Transfer Agent is Mountain Share Transfer,
Inc., 1625 Abilene Drive, Broomfield, Colorado 80020.

Reports to Stockholders

        The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 30 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.


PART II

Item 1.  Market Price and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

        No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 31 holders of record of the Company's common stock.
No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

        Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

        Since March 2, 1999 (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                     Aggregate       Purchase
Name                   Date of          Shares       Purchase           Price
                          Sale                          Price       Per Share
Frank L. Kramer         3/5/99       1,000,000         $1,000       $.001


John P. O'Shea          3/5/99       1,000,000         $1,000       $.001
                                                   $19,000 in
                                                   services $.019
Deborah A. Salerno      3/5/99       1,000,000         $1,000       $.001

                                                   $19,000 in


                                                   services $.019
Lynn Sauve              3/5/99         150,000      $150 cash       $.001 and
                                                   $19,000 in        services
                                                   services $.019          of
                                                                     $2,850 @
                                                                    $.019
Heather Z.
Anderson                3/5/99           1,000            $20       $.002
Elizabeth Kramer        3/5/99           1,000            $20       $.002
Kevin Whatley           3/5/99           1,000            $20       $.002
Philip Berman           4/1/99           1,000            $20       $.002
Raymond F.
McKinstry               4/3/99           1,000            $20       $.002
Anne Marie
McKinstry               4/3/99           1,000            $20       $.002
Jeffrey S. Rose         4/7/99           1,000            $20       $.002
Susan Slow              4/7/99           1,000            $20       $.002
George Groehsl          4/7/99           1,000            $20       $.002
Edward Slow             4/7/99           1,000            $20       $.002
Robert L. Krekel       4/21/99           1,000            $20       $.002
Alvin D. Leach         4/21/99           1,000            $20       $.002
Don Sullivan           4/20/99           1,000            $20       $.002
Holly R. Zane          4/20/99           1,000            $20       $.002
Kathleen E.
Borchard               4/22/99           1,000            $20       $.002
Frederick E.
Welsh, Jr.             4/22/99           1,000            $20       $.002
Claudia J. Kelly       4/22/99           1,000            $20       $.002
Robert Bruce
Christopher            4/22/99           1,000            $20       $.002
David Hepworth         4/22/99           1,000            $20       $.002
Daniel B. Sweeney      4/28/99           1,000            $20       $.002
Thomas D. Gearke       4/28/99           1,000            $20       $.002
Nancy J. Sullivan      4/28/99           1,000            $20       $.002
Rhadica Singh          4/28/99           1,000            $20       $.002
Richard Wong           4/28/99           1,000            $20       $.002
Gary Greenberg         4/28/99           1,000            $20       $.002
John J. Memolo         4/28/99           1,000            $20       $.002
Linda M. Carlson       4/28/99           1,000            $20       $.002
Lincoln W.
Anderson                5/9/99           1,000            $20       $.002
Jennifer R. Bell       5/22/99           1,000            $20       $.002
Britta Rueschhoff       7/1/99           1,000            $20       $.002


Bernard Rueschhoff      7/1/99           1,000            $20       $.002

        Each of the sales listed above was made for cash in reliance upon the exemption from registration offered by Regulation D and
Section 4(2) of the Securities Act of 1933. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for invest-ment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

        The Articles of Incorporation and the Bylaws of the Company do not provide for indemnification of officers, directors or controlling persons. The General Corporation Law of the State of Nevada (NRS 78.7502) provides that "to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding...or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense."

FINANCIAL STATEMENTS AND EXHIBITS

        (a) Financial statements for Park Hill Capital III Corp. for the initial period from inception (March 2, 1999) to December 31, 1999, are attached. See following pages.

PARK HILL CAPITAL III CORP.
(A Development Stage Company)

Financial Statements

For the initial period from inception (March 2, 1999) to December 31, 1999 (audited)


PARK HILL CAPITAL III CORP.
(A Development Stage Company)


INDEX TO FINANCIAL STATEMENTS
[S]                                                               [C]
Report of Independent Certified Public Accountant                  42
Balance Sheet                                                      43
Statements of Operations                                           44
Statement of Stockholders' Equity                                  46
Statements of Cash Flows                                           47
Notes to Financial Statements                                      48
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS

The Board of Directors and Stockholders of
Park Hill Capital III Corp.

        We have audited the accompanying balance sheet of Park Hill Capital III Corp. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the initial period from inception (March 2, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Hill Capital III Corp. as of December 31, 1999, and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.

Denver, Colorado
March 10, 2000
Comiskey & Co.
PROFESSIONAL CORPORATION


PARK HILL CAPITAL III CORP.
(A Development Stage Company)
BALANCE SHEET
December 31, 1999


ASSETS

CURRENT ASSETS
  Cash and cash equivalents                  $          2,723

   Total current assets                                 2,723

   TOTAL ASSETS                                     $   2,723

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                 $       -

   Total current liabilities                                -

STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value;
   25,000,000 shares authorized;
   3,181,000 shares issued and
   outstanding                                          3,181
  Additional paid-in capital                           60,439
  Deficit accumulated during the
   development stage                                 (60,897)

  Total stockholder's equity                            2,723

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                              $   2,723

The accompanying notes are an integral part of the financial statements.


PARK HILL CAPITAL III CORP.
(A Development Stage Company)
STATEMENT OF OPERATIONS
For the initial period from inception (March 2, 1999)
to December 31, 1999


REVENUES                                            $       -

EXPENSES
  Selling, general and administrative               $  60,897

   Total expenses                                      60,897

NET LOSS                                             (60,897)

Accumulated deficit

  Balance, beginning of period                              -

  Balance, end of period                             (60,897)

NET LOSS PER SHARE                                $(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                  3,181,000

The accompanying notes are an integral part of the financial statements.

PARK HILL CAPITAL III CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the initial period from inception (March 2, 1999)
to December 31, 1999
(Page 1 of 2)


                                         Common Stock              Additional
                                      Number of                       Paid-in
                                      shares           Amount         Capital
Common stock issued for
  cash and services,
  May 26, 1999 at $0.02
  per share                          3,150,000      $   3,150       $  59,850

Common stock issued for
 cash, May 26, 1999, at
 $0.02 per share                        31,000             31             589

Net loss for the period ended
 December 31, 1999                           -              -               -

Balance, December 31, 1999           3,181,000      $   3,181       $  60,439

The accompanying notes are an integral part of the financial statements.

PARK HILL CAPITAL III CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the initial period from inception (March 2, 1999)
to December 31, 1999
(Page 2 of 2)

                                       Deficit
                                   accumulated
                                    during the                  Total
                                   development          Stockholders'
                                         stage                 equity

Common stock issued for
  cash and services,
  May 26, 1999 at $0.02
  per share                                  -              $  63,000

Common stock issued for
 cash, May 26, 1999, at
 $0.02 per share                             -                    620

Net loss for the period ended
 December 31, 1999                    (60,897)               (60,897)

Balance, December 31, 1999           $(60,897)              $   2,723

The accompanying notes are an integral part of the financial statements.

PARK HILL CAPITAL III CORP.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the initial period from inception (March 2, 1999)
to December 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES

  Net Loss                                          $(60,897)
  Adjustments to reconcile net
   loss to net cash used by
   operating activities:
    Stock issued for services                          59,850

     Net cash flows from
      operating activities                            (1,047)

CASH FLOWS FROM INVESTING ACTIVITIES                        -

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                              3,770

    Net cash flows from
     financing activities                               3,770

NET INCREASE IN CASH AND
 CASH EQUIVALENTS                                       2,723

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                        -

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                      $   2,723

The accompanying notes are an integral part of the financial statements.

PARK HILL CAPITAL III CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1999

1.      Summary of Significant Accounting Policies

Development Stage Company
Park Hill Capital III Corp.(a development stage company) (the
"Company") was incorporated under the laws of the State of Nevada on March 2, 1999. The principal office of the corporation is 5330 E. 17th Avenue, Denver, Colorado 80220.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting Method
The Company records income and expenses on the accrual method.

Fiscal Year
The fiscal year for Park Hill Capital III Corp. is December 31.

Loss per Share
Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

Organization Costs
Costs to incorporate the Company are charged to expense as incurred.

Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Consideration of Other Comprehensive Income Items
SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 1999, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

Stock Basis
Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.      Stockholders' Equity
As of December 31, 1999, 25,000,000 shares of the Company's $0.001 par value common stock had been authorized, of which 3,181,000 were issued and outstanding. Of the total shares authorized for issuance, 3,150,000 were issued for cash of $0.001 per share and services of $0.019 per share, with a total of $59,850 recorded as general and administrative costs in connection with the formation of the Company. The other 31,000 shares were issued for $620, or $0.02 per share.

3.      Related Party Transactions
As of the date hereof, two shareholders are acting as officers and directors of the Company, and are the owners of 2,000,000 shares of its issued and outstanding common stock, constituting approximately 63% of the Company's issued and outstanding common stock. The shares were issued for cash of $0.001 per share and services provided which have been valued at a total of $38,000.

Officers and directors are reimbursed for all out-of-pocket expenses.

4.      Income Taxes
The Company has Federal net operating loss carryforwards of approximately $61,000 expiring during the year 2019. The tax benefit of these net operating losses is approximately $11,700 and has been offset by a full allowance for realization. This carryforward may be limited upon consummation of a business combination under IRC
Section 381.

PART III

Item 1.  INDEX TO EXHIBITS

        The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
No.                    Document
3.1             Articles of Incorporation
3.2             Bylaws
4.1             Specimen Stock Certificate
27              Financial Data Schedule


SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PARK HILL CAPITAL III CORP.



By:  /s/ ________________________________
         Frank L. Kramer, President and Director
Date:    March 21, 2000
U. S. Securities and Exchange Commission

Washington, D.C. 20549


Form 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
 SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


PARK HILL CAPITAL III CORP.
(Name of Small Business Issuer in its charter)


                Nevada                           84-1492104
State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)         Identification No.)

5330 E. 17th Avenue
Denver,  Colorado                      80220
(Address of Principal Office)        Zip Code

Issuer's telephone number:    (303) 394-1187

EXHIBIT INDEX


Exhibit
  No.                  Document
3.1             Articles of Incorporation
3.2             Bylaws
4.1             Specimen Stock Certificate
27              Financial Data Schedule




EXHIBIT 3.1 -  ARTICLES OF INCORPORATION OF PARK HILL
CAPITAL III CORP.

                          ARTICLES OF INCORPORATION

                                     OF

                         PARK HILL CAPITAL III CORP.


        FIRST:         The name of this corporation is:

                         PARK HILL CAPITAL III CORP.

        SECOND:         Its principal office in the State of Nevada is
located at 502 East John Street, Carson City, Nevada, 89706. The new name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

        THIRD:         The nature of the business or objects or purposes
proposed may be organized under the General Corporation Law of the State of Nevada;

                To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

        FOURTH:        The total authorized capital stock of the
corporation is 25,000,000 Common Shares with 0.001 Par Value.

        FIFTH:         The governing board of this corporation shall be
known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be 2 in number, is as follows:

        NAME                           POST OFFICE ADDRESS

Deborah A. Salerno                     355 Southend Avenue, #22B, New
                                       York, NY 10500



Frank L. Kramer                        5330 East 17th Avenue, Denver,
                                       CO 80220

        SIXTH:         The capital stock, after the amount of the
subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

        SEVENTH:       The name and post office address of the
incorporator signing the articles of incorporation is as follows:

        NAME                           POST OFFICE ADDRESS

Vera M. Norris                         1013 Centre Road
                                       Wilmington, DE 19805

        EIGHTH:        The corporation is to have perpetual existence.

        NINTH:         In furtherance and not in limitation of the powers
conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

        TENTH:         Meetings of stockholders may be held outside of
the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

        ELEVENTH:      This corporation reserves the right to amend, alter,
change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

        I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this twenty-six day of February, A.D. 1999.


/s/_______________________________
   Vera M. Norris,
   Incorporator



EXHIBIT 3.2 -  BYLAWS OF PARK HILL CAPITAL III CORP.

BYLAWS

OF

                         PARK HILL CAPITAL III CORP.

(a Nevada Corporation)

_____________

ARTICLE I

STOCKHOLDERS

        1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-
Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

        Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

        The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

        2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General
Corporation Law.

        3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

        4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        5. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

        6.  STOCKHOLDER MEETINGS.

             - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

             - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

                 - CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

              - NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and whenever notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

                  - CONDUCT OF MEETING.  Meetings of the
stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

                  - PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

                  - INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

                  - QUORUM. Stockholders holding at least a majority of the voting power are necessary to constitute a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

                  - VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

        Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

        7. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise be provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

ARTICLE II


DIRECTORS


        1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

        2. QUALIFICATIONS AND NUMBER. Each director must be at least 18 years of age. A director need not be a stockholder or a resident of the State of Nevada. The initial Board of Directors shall consist of two persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be two. The number of directors may be increased or decreased by action of the stockholders or of the directors.

        3. ELECTION AND TERM. Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors by stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

        4.  MEETINGS.

        - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.



        - PLACE.   Meetings shall be held at such place within or
without the State of Nevada as shall be fixed by the Board.

        - CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, or the President, or by a majority of directors in office.

        - NOTICE OR ACTUAL CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

        - QUORUM AND ACTION. A majority of directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provided by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

        Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

        - CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.



        5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

        6. COMMITTEES. Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

        7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all members of the Board or of the committee, as the case may be.

ARTICLE III

        1. OFFICERS. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

        2. QUALIFICATIONS. Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need be a director.

        Any person may hold two or more offices, as the directors may determine.

        3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

        Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

        Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

ARTICLE IV

REGISTERED OFFICE

        The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

        The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including the street and number, if any, where such stock ledger or duplicate stock ledger is kept.

ARTICLE V

CORPORATE SEAL OR STAMP

        The corporate seal or stamp shall be in such form as the Board of

Directors may prescribe.


ARTICLE VI

FISCAL YEAR

        The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VII

CONTROL OVER BYLAWS

        The power to amend, alter, and repeal these Bylaws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

        I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Park Hill Capital III Corp., a Nevada corporation, as in effect on the date hereof.

        WITNESS my hand and the seal or stamp of the corporation.

Dated: May 28, 1999


By: /s/________________________
        Frank L. Kramer
        Secretary of Park Hill Capital III Corp.


(SEAL)


City of Denver
County of Denver
May 28, 1999

EXHIBIT 4.1 - SPECIMEN STOCK CERTIFICATE


CONTENTS:

State of Incorporation
Name of Company
Number of authorized shares of common stock
Name of individual shareholder
Number of shares owned by individual shareholder
Fully paid and non-assessable shares
Date of issuance of certificate
Signatures of President and Secretary
Restrictive transfer legend

EXHIBIT 27 - Financial Data Schedule